Artiva Biotherapeutics, Inc.

5505 Morehouse Drive, Suite 100

San Diego, CA 92121

July 16, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh, Lynn Dicker, Lauren Hamill and Jason Drory

Re:	Artiva Biotherapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-280568)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Artiva Biotherapeutics, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on July 18, 2024, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP at (858) 550-6157 or, in his absence, Charles S. Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Artiva Biotherapeutics, Inc.

/s/ Fred Aslan, M.D.
By:	Fred Aslan, M.D.
Title:	President and Chief Executive Officer

cc:	Fred Aslan, M.D., President and Chief Executive Officer, Artiva Biotherapeutics, Inc.
Jennifer Bush, Chief Operating Officer, Artiva Biotherapeutics, Inc.
Neha Krishnamohan, Chief Financial Officer, Artiva Biotherapeutics, Inc.
Carlos Ramirez, Cooley LLP
Charles S. Kim, Cooley LLP
Matthew T. Bush, Latham & Watkins LLP
Cheston J. Larson, Latham & Watkins LLP
Anthony Gostanian, Latham & Watkins LLP